FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Brings Forward Period for Determination Date of Issuance of New Shares and Secondary Offering of Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 27, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Brings Forward Period for Determination Date of Issuance of New

Shares and Secondary Offering of Shares

Tokyo, February 27, 2009—Nomura Holdings, Inc. (the “Company”) today announced that after taking into account current market trends and other conditions it has brought forward the period for the determination date related to the issuance of new shares and a secondary offering of the Company’s shares (“Global Offering”) resolved on February 23, 2009 as below.

1. Method of Determination of the Amount to be Paid

The amount to be paid will be determined on any day in the period from Wednesday, March 4, 2009 to, Wednesday, March 11, 2009 (the “Determination Date”) in accordance with the method stated in Article 22 of the Regulations Concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (“JSDA”). Before bringing forward, the period for the determination date was from Monday, March 9, 2009 to Wednesday, March 11, 2009.

2. Payment Date

The payment date shall be any day in the period from March 11, 2009 to March 18, 2009, provided, however, that such day shall be the fifth business day immediately following the Determination Date. Before bringing forward, such period was from March 16, 2009 to March 18, 2009.

[Reference]

1. Selling Price (Secondary offering)

Undetermined. (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price (the offer price) for the issuance of new shares with respect to the public offering.)

2. Method of Determination for the Amount to be Paid (Third-party allotment)

The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid for the issuance of new shares with respect to the public offering.

3. Subscription period (Japanese public offering and secondary offering)

The next business day after the Determination Date to the second business day immediately following the Determination Date.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

4. Delivery date (Secondary offering)

The next business day after the payment date in respect of the Japanese public offering.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

This press release does not constitute an offer of securities in the United States. The shares of Nomura Holdings common stock referred to above have not been, and will not be, registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.